ex-99.1

Companhia Brasileira de Distribuição (CBD)

September 2005 Sales Performance

São Paulo, Brazil, October 13, 2005 –Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in September 2005 (preliminary and non-audited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with Brazilian Corporate Law.

In September, gross sales reached R$1,232.6 million and net sales totaled R$1,028.1 million, a 1.5% and 2.3% growth, respectively, when compared to the same period of the previous year. In the third quarter, gross sales reached R$3,862.3 million and net sales reached R$3,216.0 million, a 2.7% and 3.8% growth, respectively.

Same store sales remained flat compared to the same period of the previous year, still under the strong impact of deflation in some food products categories, especially perishables and commodities. Similarly to previous months, we noticed a strong cautiousness from consumers and a smaller disposable income for food purchasing, facing the financing commitments related to durable goods (installment purchases and consigned loans). It is also worth mentioning the stronger comparison basis, since the Company presented a 10.4% growth in September last year against a 6.4% growth in August 2004. For the quarter, same store sales grew by 1.0%. Although official data are not available to date, the Company believes that it has increased its market share in the period, based on the number of clients in our stores and on some performance data released by peers in the sector.

Same store sales of non-food products had a nominal growth of 9.7%, whilst food products sales decreased by 3.1%, strongly affected by the aforementioned deflation.

In real terms, September sales deflated by IPCA rate dropped by 6.1%. However, when deflated by food inflation, calculated by IPCA household food inflation rates, our same store sales grew by 0.6% in real terms.

The highlight of the month was Sendas business unit, in the State of Rio de Janeiro, which once more reported a same store sales growth well above the Company’s average.

Obs.: Same Store Sales figures include only stores which operating period is longer than 12 months

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Officer

Daniela Sabbag
Manager

Phone:  (11) 3886 0421 Fax: (11) 3884 2677
E-mail:  cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.